UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 1-U

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Date of Report (Date of earliest event reported) April 18, 2019

Carolina Complete Health Network, Inc.

(Exact name of issuer as specified in its charter)

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Delaware	81-4966207
(State or other jurisdiction of	(I.R.S. Employer
incorporation or organization)	Identification No.)

222 N. Person Street, Suite 010, Raleigh, NC 27601

(Full mailing address of principal executive offices)

(919) 719-4161

(Issuer’s telephone number, including area code)

Title of each class of securities offered pursuant to Regulation A: Class P Common Stock, $0.01 par value per share

Item 7. Departure of Certain Officers

On April 18, 2019, Vincent T. Morgus resigned as Chief Operating Officer of Carolina Complete Health Network, Inc., effective April 23, 2019.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CAROLINA COMPLETE HEALTH NETWORK, INC.

Date: April 24, 2019	By:	/s/ Jeffrey W. Runge
	Name:	Jeffrey W. Runge, MD
	Title:	Chief Executive Officer and President

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